Exhibit

Dated: January 1, 2016

As Amended: August 17, 2021

Fund	Percentage of Average Daily Net Assets
	Rate for the First $500 Million	Rate for the Next $500 Million	Rate for Excess Over $1 Billion
Rational Equity Armor Fund	0.75%	0.70%	0.65%
Rational Dynamic Brands Fund	0.75%	0.70%	0.65%

Fund	Percentage of Average Daily Net Assets
Rational Strategic Allocation Fund	0.10%
Rational Insider Buying VA Fund	0.75%
Rational/Resolve Adaptive Asset Allocation Fund	1.75%
Rational Select Asset Fund	1.25%
Rational Tactical Return Fund	1.75%
Rational Special Situations Income Fund	1.50%
Rational/Pier 88 Convertible Securities Fund	0.85%
Rational Inflation Growth Fund	1.25%

Mutual Fund and Variable Insurance Trust

By: _/s/ Stephen Lachenauer _______

Print Name: Stephen Lachenauer

Title: Trustee

Rational Advisors, Inc.

By: /s/ Jerry Szilagyi _____________

Print Name: Jerry Szilagyi

Title: President